February 12, 2025 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549 Attention: Mariam Mansaray Jan Woo Re: Nauticus Robotics, Inc. Registration Statement of Form S-3 Filed February 3, 2025 File No. 333-284675 SEC Comment Letter dated February 10, 2025 Dear Mmes. Mansaray and Woo: Nauticus Robotics, Inc.(“Nautiucs”, the “Registrant” or the “Company”), is submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter to the Registrant’s above-referenced Registration Statement of Form S-3 (the “Registration Statement”). This letter reflects the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 10, 2025 (the “Comment Letter”), and certain other updated information. The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. Registration Statement of Form S-3 filed February 3, 2025 Cover Page 1. It appears that you may be relying on General Instruction I.B.6 of Form S-3 to register this offering. If true, in accordance with Instruction 7 to General Instruction I.B.6, please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of this prospect. Response: The Company respectfully informs the Staff that the Company intended to rely on General Instruction I.B.1 of Form S-3 to register this offering, because the aggregate market value of the common stock held by non-affiliates of the Company was over $75 million within 60 days prior to the date of the filing of the Form S-3.

Mmes. Mansaray and Woo Securities and Exchange Commission February 12, 2025 Page 2 On January 6, 2025, the closing price of the common stock of the Company was $4.86 per share. On January 16, 2025, there were 15,673,216 outstanding shares of common stock held by non-affiliates. Computed based on these two numbers, the aggregate market value of the Company’s outstanding common stock was $76,171,829.76. Therefore, the Company would qualify to rely on General Instruction I.B.1 of the Form S-3 to register this offering. General 2. We note that your current report on Form 8-K filed 1/6/2025 (date of event: 12/27/2024) appears to be one day late. General Instruction I.A.3.(b) of Form S-3 requires that a registrant has timely filed all required reports during the last twelve months. Please advise why you believe that you are eligible to file on Form S-3. Response: The Company respectfully informs the Staff that the Company believes that this January 6, 2025 Form 8-K contained disclosure items that either (1) would not impact the S-3 eligibility; or (2) were already disclosed in prior 8-Ks. In particular, pursuant to General Instructions I.A.3(b) to the Form S-3, the following Form 8-K Items are excluded from the S-3 eligibility requirements: Item 1.01, 1.02, 2.03. The January 6, 2025 Form 8-K reported the closing of the exchange of certain debentures to Series A Preferred Stock of the Company, under the following Items: Item 1.01, 1.02, 2.03, 3.02, 3.03 and 5.03. We believe the first three Items (Item 1.01, 1.02 and 2.03) would be excluded from the termination of S-3 eligibility. The events that triggered the remaining Items (Item 3.02, 3.03 and 5.03) were ‘previously reported’ (as defined in Rule 12b-2) on a timely basis on Form 8-Ks. Specifically, regarding the Item 3.02 (Unregistered Sale of Equity Securities), we believe the trigger would be the “sale” of the preferred stock, which happened on the execution of the Second Amendment and Exchange Agreement (the “Exchange Agreement”), by and among the Company and certain institutional investors, as ‘previously reported’ (as defined in Rule 12b-2) on a timely basis by the Form 8-K filed with the SEC on November 5, 20241. Regarding the Item 3.03 (Material Modification to Rights of Security Holders) and Item 5.03 (Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year), we believe the trigger was the amendment to the charter by the filing of the Certificate of Designation of Series A Preferred Stock, as ‘previously reported’ (as defined in Rule 12b-2) on a timely basis by the Form 8-K filed with the SEC on December 27, 20242. Moreover, the Company is requesting a filing date adjustment to this January 6, 2025 Form 8-K due to technical difficulties with the EDGAR filing process, out of the Company’s control on the original due date. The Company is working with the staff in the Office of Information Technology, Division of Corporation Finance for this request. A detailed description of the technical difficulties is below: 1 For the November 5, 2024 Form 8-K, please see https://www.sec.gov/ix?doc=/Archives/edgar/data/1849820/000184982024000256/kitt-20241104.htm. 2 For the December 27, 2024 Form 8-K, please see https://www.sec.gov/ix?doc=/Archives/edgar/data/0001849820/000184982024000292/kitt-20241227.htm.

Mmes. Mansaray and Woo Securities and Exchange Commission February 12, 2025 Page 3 On January 3, 2025, the General Counsel of the Company attempted to submit the Form 8-K through a third party filing agent Workiva’s tool. However, due to a technical error in the process of filing, the XBRL tagging function returned error messages through multiple filing attempts, which prevented the Company from transmission of the filing before the 5:30pm EST cut-off time. Please see attached the various attempted transmission records in Appendix A, which showed that various attempted transmissions happened before the 5:30pm EST cut-off time, and the good faith efforts of the Company to timely file. The XBRL tagging function finally resolved the issue later that day and the filing was made on January 3, 2025 into the EDGAR system at 6:52 pm EST, before the 10:00 pm EST receiving cut-off time. Based on the above circumstances and analysis, we respectfully request the Staff to concur that this Form 8-K would not impact the Company’s S-3 eligibility. * * * We hope that the foregoing has been helpful to the Staff’s understanding of Nauticus’ disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (832) 266 8926. Very Truly Yours By: /s/ John Symington John Symington, General Counsel of the Company cc: John Gibson (Nauticus Robotics, Inc.) Brandon Byrne (Norton Rose Fulbright US LLP) Amelia Zhang (Norton Rose Fulbright US LLP)

Appendix A Test Filings Confirmation Emails

From: edgar-postmaster@sec.gov To: filings@edgaragents.com; Victoria Hay; John Symington Subject: ACCEPTED FORM TYPE XXXXXXXXXX (0001849820-25-000001) Date: Friday, January 3, 2025 2:59:23 PM Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department. THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION. *** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING *** COMPANY: Nauticus Robotics, Inc. FORM TYPE: XXXXXXXXXX NUMBER OF DOCUMENTS: 5 RECEIVED DATE: 03-Jan-2025 15:59 ACCEPTED DATE: 03-Jan-2025 15:59 TEST FILING: YES CONFIRMING COPY: NO ACCESSION NUMBER: 0001849820-25-000001 FILE NUMBER(S): 1. 001-40611 THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23. PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES. REGISTRANT(S): 1. CIK: 0001849820 COMPANY: Nauticus Robotics, Inc. FORM TYPE: XXXXXXXXXX FILE NUMBER(S): 1. 001-40611 ITEM(S): 1. XXXXXXXXXX 2. XXXXXXXXXX 3. XXXXXXXXXX 4. XXXXXXXXXX 5. XXXXXXXXXX 6. XXXXXXXXXX ITEM SUBMISSION ACCESSION NUMBER: ITEM SUBMISSION FORM TYPE: XXXXXXXXXX THE SUBMISSION CONTAINED THE FOLLOWING WARNINGS: WRN: XBRL_VALIDATION_WARNING MSG: XBRL documents contain following XBRL validation warning(s). LOC: LINE NUMBER: 0 WRN: XBRL WARNING MESSAGE

MSG: Warning: [dq-0540-DocumentPeriodEndDate-Value] In submission type 8-K, DocumentPeriodEndDate value 2024-12-27, is not equivalent to header element periodOfReport value, 01-03-2025, in the Required Context. kitt-20241227.htm line 4 LOC: LINE NUMBER: 0 WRN: XBRL WARNING MESSAGE MSG: Warning: [dqc-0036-Document-Period-End-Date-Context-Fact-Value-Check] The ending date of 2025-01-03 used for DocumentPeriodEndDate must be the same as the Document Period End Date, 2024-12-27. The properties of this DocumentPeriodEndDate fact are Context: c-1, Rule Element Id: 1. kitt-20241227.htm line 4 LOC: LINE NUMBER: 0 ------------------------------- NOTICE --------------------------------- URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website. The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time. We encourage you to visit the EDGAR - Information for Filers webpage at SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information ]. On this webpage you can view and/or download the EDGAR Filer Manual, access How Do I's, and also get access to resources and announcements.

From: edgar-postmaster@sec.gov To: filings@edgaragents.com; Victoria Hay; John Symington Subject: ACCEPTED FORM TYPE XXXXXXXXXX (0001849820-25-000002) Date: Friday, January 3, 2025 4:09:07 PM Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department. THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION. *** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING *** COMPANY: Nauticus Robotics, Inc. FORM TYPE: XXXXXXXXXX NUMBER OF DOCUMENTS: 5 RECEIVED DATE: 03-Jan-2025 17:08 ACCEPTED DATE: 03-Jan-2025 17:09 TEST FILING: YES CONFIRMING COPY: NO ACCESSION NUMBER: 0001849820-25-000002 FILE NUMBER(S): 1. 001-40611 THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23. PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES. REGISTRANT(S): 1. CIK: 0001849820 COMPANY: Nauticus Robotics, Inc. FORM TYPE: XXXXXXXXXX FILE NUMBER(S): 1. 001-40611 ITEM(S): 1. XXXXXXXXXX 2. XXXXXXXXXX 3. XXXXXXXXXX 4. XXXXXXXXXX 5. XXXXXXXXXX 6. XXXXXXXXXX ITEM SUBMISSION ACCESSION NUMBER: ITEM SUBMISSION FORM TYPE: XXXXXXXXXX THE SUBMISSION CONTAINED THE FOLLOWING WARNINGS: WRN: XBRL_VALIDATION_WARNING MSG: XBRL documents contain following XBRL validation warning(s). LOC: LINE NUMBER: 0 WRN: XBRL WARNING MESSAGE

MSG: Warning: [dq-0540-DocumentPeriodEndDate-Value] In submission type 8-K, DocumentPeriodEndDate value 2024-12-27, is not equivalent to header element periodOfReport value, 01-03-2025, in the Required Context. kitt-20241227.htm line 4 LOC: LINE NUMBER: 0 WRN: XBRL WARNING MESSAGE MSG: Warning: [dqc-0036-Document-Period-End-Date-Context-Fact-Value-Check] The ending date of 2025-01-03 used for DocumentPeriodEndDate must be the same as the Document Period End Date, 2024-12-27. The properties of this DocumentPeriodEndDate fact are Context: c-1, Rule Element Id: 1. kitt-20241227.htm line 4 LOC: LINE NUMBER: 0 ------------------------------- NOTICE --------------------------------- URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website. The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time. We encourage you to visit the EDGAR - Information for Filers webpage at SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information ]. On this webpage you can view and/or download the EDGAR Filer Manual, access How Do I's, and also get access to resources and announcements.

From: edgar-postmaster@sec.gov To: filings@edgaragents.com; Victoria Hay; John Symington Subject: ACCEPTED FORM TYPE XXXXXXXXXX (0001849820-25-000003) Date: Friday, January 3, 2025 5:27:49 PM Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department. THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION. *** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING *** COMPANY: Nauticus Robotics, Inc. FORM TYPE: XXXXXXXXXX NUMBER OF DOCUMENTS: 5 RECEIVED DATE: 03-Jan-2025 18:27 ACCEPTED DATE: 03-Jan-2025 18:27 TEST FILING: YES CONFIRMING COPY: NO ACCESSION NUMBER: 0001849820-25-000003 FILE NUMBER(S): 1. 001-40611 THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23. PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES. REGISTRANT(S): 1. CIK: 0001849820 COMPANY: Nauticus Robotics, Inc. FORM TYPE: XXXXXXXXXX FILE NUMBER(S): 1. 001-40611 ITEM(S): 1. XXXXXXXXXX 2. XXXXXXXXXX 3. XXXXXXXXXX 4. XXXXXXXXXX 5. XXXXXXXXXX 6. XXXXXXXXXX ITEM SUBMISSION ACCESSION NUMBER: ITEM SUBMISSION FORM TYPE: XXXXXXXXXX THE SUBMISSION CONTAINED THE FOLLOWING WARNINGS: WRN: XBRL_VALIDATION_WARNING MSG: XBRL documents contain following XBRL validation warning(s). LOC: LINE NUMBER: 0 WRN: XBRL WARNING MESSAGE

MSG: Warning: [dq-0540-DocumentPeriodEndDate-Value] In submission type 8-K, DocumentPeriodEndDate value 2024-12-27, is not equivalent to header element periodOfReport value, 01-03-2025, in the Required Context. kitt-20241227.htm line 4 LOC: LINE NUMBER: 0 ------------------------------- NOTICE --------------------------------- URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website. The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time. We encourage you to visit the EDGAR - Information for Filers webpage at SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information ]. On this webpage you can view and/or download the EDGAR Filer Manual, access How Do I's, and also get access to resources and announcements.

From: edgar-postmaster@sec.gov To: filings@edgaragents.com; Victoria Hay; John Symington Subject: ACCEPTED FORM TYPE XXXXXXXXXX (0001849820-25-000004) Date: Friday, January 3, 2025 5:31:01 PM Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department. THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION. *** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING *** COMPANY: Nauticus Robotics, Inc. FORM TYPE: XXXXXXXXXX NUMBER OF DOCUMENTS: 5 RECEIVED DATE: 03-Jan-2025 18:30 ACCEPTED DATE: 03-Jan-2025 18:30 TEST FILING: YES CONFIRMING COPY: NO ACCESSION NUMBER: 0001849820-25-000004 FILE NUMBER(S): 1. 001-40611 THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23. PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES. REGISTRANT(S): 1. CIK: 0001849820 COMPANY: Nauticus Robotics, Inc. FORM TYPE: XXXXXXXXXX FILE NUMBER(S): 1. 001-40611 ITEM(S): 1. XXXXXXXXXX 2. XXXXXXXXXX 3. XXXXXXXXXX 4. XXXXXXXXXX 5. XXXXXXXXXX 6. XXXXXXXXXX ITEM SUBMISSION ACCESSION NUMBER: ITEM SUBMISSION FORM TYPE: XXXXXXXXXX ------------------------------- NOTICE --------------------------------- URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time. We encourage you to visit the EDGAR - Information for Filers webpage at SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information ]. On this webpage you can view and/or download the EDGAR Filer Manual, access How Do I's, and also get access to resources and announcements.

From: edgar-postmaster@sec.gov To: filings@edgaragents.com; Victoria Hay; John Symington Subject: ACCEPTED FORM TYPE 8-K (0001849820-25-000005) Date: Friday, January 3, 2025 5:52:43 PM Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department. THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION. COMPANY: Nauticus Robotics, Inc. FORM TYPE: 8-K NUMBER OF DOCUMENTS: 5 RECEIVED DATE: 03-Jan-2025 18:52 ACCEPTED DATE: 03-Jan-2025 18:52 FILING DATE: 06-Jan-2025 06:00 TEST FILING: NO CONFIRMING COPY: NO ACCESSION NUMBER: 0001849820-25-000005 FILE NUMBER(S): 1. 001-40611 THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23. PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES. REGISTRANT(S): 1. CIK: 0001849820 COMPANY: Nauticus Robotics, Inc. FORM TYPE: 8-K FILE NUMBER(S): 1. 001-40611 ITEM(S): 1. 1.01 2. 1.02 3. 2.03 4. 3.02 5. 3.03 6. 5.03 ITEM SUBMISSION ACCESSION NUMBER: ITEM SUBMISSION FORM TYPE: ------------------------------- NOTICE --------------------------------- URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time. We encourage you to visit the EDGAR - Information for Filers webpage at SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information ]. On this webpage you can view and/or download the EDGAR Filer Manual, access How Do I's, and also get access to resources and announcements.